EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

ENGlobal U.S., Inc.	Incorporated in the State of Texas

ENGlobal Government Services, Inc.	Incorporated in the State of Texas

ENGlobal Technologies, LLC	Incorporated in the State of Texas

ENGlobal Calvert Holdings Ltd.	Ireland

Calvert Group Belgium NV	Belgium